RidePair Inc.

2716 Ocean Park Blvd, Suite 1011

Santa Monica, CA 90405

August 7, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: RidePair Inc.

Amendment No. 5 to Offering Statement on Form 1-A

Filed June 9, 2025

File No. 024-12555

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated June 26, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 5 to its Offering Statement on Form 1-A submitted June 9, 2025 (File No. 024-12555) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 5 to Offering Statement on Form 1-A

Dilution, page 20

1.	Please revise footnote (4) to your dilution tables at pages 20 and 21 to disclose the number of Series B preferred shares offered and the corresponding conversion amounts included in your calculations. In light of footnote (5), please consider providing additional tables which reflect the issuance of the maximum number of Incentive Shares.

Response:

The Company has revised its disclosure as requested in the “Dilution” section on pages 20 through 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, Page 26

2.	We note your disclosure that the Ridepair app is currently in beta testing and is expected to be fully operational in the second calendar quarter of 2025. Please revise to provide updated information regarding the status of the beta testing and operational status of the RidePair app.

Response:

The Company has revised its disclosure as requested on page 28.

Business Plan, page 31

3.	We note your disclosure that you believe you will be able to finalize at least one agreement with an advertiser by the middle of 2025. Please revise to provide any updates on any such agreements.

Response:

The Company has revised its disclosure on page 36 to remove the anticipated date that an agreement with an advertiser would be entered into and has further qualified language related to the uncertainty of such agreements.

Exhibits

Exhibit 2.5. CERTIFICATE OF DESIGNATION OF SERIES B 10% CONVERTIBLE PREFERRED STOCK

4.	Although not mentioned in the offering circular, Section 6(d) of the newly filed certificate of designation provides a "beneficial ownership limitation." That provision prevents holders of Series B from converting such securities into shares of Common Stock in certain circumstances. Also, it is unclear whether the reference in Section 8(a) to "each Holder's initial purchases" would include any Incentive Shares that a Holder received due to the amount of Series B it purchased. Please revise the offering circular to ensure that you describe the material terms of the certificate of designation and to describe any instances in which the Incentive Shares are or would be treated differently from any purchased shares of Series B.

Response:

The Company has revised its disclosure as requested on page 49 to include a description of the beneficial ownership limitations as well as clarify that each holder’s initial purchases would include Incentive Shares, if any.

General

5.	You disclose that the company is offering up to 50,000 shares of Series B 10% Convertible Preferred Stock and 5,000 Incentive Shares. Please include the Incentive Shares in the total number of shares being offered, such as in the table on the cover page of the offering circular as well as in Part I, Item 4 of Form 1-A.

Response:

The Company has revised its disclosure as requested in Part I, Item 4, on the cover page, and throughout the Filing.

6.	Clarify whether investors must purchase "at least" $100,000 of the Offered Shares, as the first paragraph of the offering circular states, or "more than" $100,000, as you suggest elsewhere in the document.

Response:

The Company has revised its disclosure as requested in the first paragraph and throughout the Filing.

7.	We note your disclosure that you anticipate completing multiple closings to occur on the first day of each month, subject to management's discretion to have additional closings. Explain why you anticipate multiple closings, and how you will effect multiple closings, considering that there is no minimum amount to complete a closing under this offering.

Response:

The Company has revised its disclosure to remove the anticipated multiple closings from the Filing.

The Company respectfully believes that the proposed modifications to the Filing, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (818) 770-5933.

Sincerely,

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer